04024594

File No. 82-34735

PRESS RELEASE

RECEIVED
2004 APR 26 P 12:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

from ASSA ABLOY AB (publ)

20 April 2004
No. 4/04

Patricia O'Driscoll resigns from the ASSA ABLOY Board

Patricia O'Driscoll has been appointed CEO for Northern Foods plc. As she does not see any possibility to combine this new position with her directorship in ASSA ABLOY she has decided to leave the ASSA ABLOY Board in connection with the Annual Meeting on April 27, 2004.

The Nomination Committee has not been able to propose a new member of the Board due to the short notice. The Committee therefore suggests of unchanged nine members. As previously informed, Carl Douglas is proposed for election as a new Director of the Board.

The proposed remuneration to the Board will be reduced by SEK 350.000 to SEK 3.600.000, which is unchanged in relation to last year.

SUPPL

Further information can be obtained from:

Ann Holmberg, Manager Corporate Communications, tel: + 46 8 506 485 54

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85

www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR 3 billion.

PROCESSED
APR 28 2004
THOMSON FINANCIAL

File No. 82-34735

ASSA ABLOY

RECEIVED

2004 APR 26 P 12:06

OFFICE OF INTERNATIONAL CORPORATE FINANCE

pdf print

PRESS RELEASE

20 April 2004

INVITATION FROM ASSA ABLOY

ASSA ABLOY Interim Report January-March 2004 on 27 April.

The ASSA ABLOY Group will release the first quarter results for 2004 on Tuesday 27 April 2004 at 12.00 am, GMT +2. We have the pleasure of inviting you to two separate activities.

Investors' Meeting and Web Conference at Norra Latin, Drottninggatan 71b, in Stockholm

Bo Dankis' presentation of the first quarter results 2004 will be sent live on ASSA ABLOY's website **www.assaabloy.com**.

The agenda for the investors' meeting and web conference on **Tuesday 27 April** will be as follows **(GMT +2)**:

13.00 Investors' meeting and live web conference at Norra Latin starts. Presentation of the first quarter results 2004 by Bo Dankis, President and CEO
13.30 Questions and answers (you can call in on telephone nr: +44 (0)20 7162 0181)

14.00 Closing of investors' meeting and web conference

Telephone Conference

We kindly ask you to call in to the conference on **+44 (0)20 7162 0186**. The agenda for the telephone conference on **Tuesday 27 April** will be as follows **(GMT +2)**:

17.30 Call in to the conference
17.40 Review of the first quarter results 2004 by Bo Dankis, President and CEO, and Göran Jansson, Deputy CEO and CFO
18.00 Questions and answers
18.10 Closing of telephone conference

Copies of the first quarter results 2004 presentation will be available one hour before the conference starts at **www.assaabloy.com**.

An **instant replay** will be available directly after the telephone conference for five working days on +44 (0)20 8288 4459, access code: 248042.

If you have any questions concerning the two activities, please contact Hedvig Wennerholm, telephone number +46 (0)8 506 485 71 or e-mail hedvig.wennerholm@assaabloy.com.

ASSA ABLOY AB, P.O. Box 70340, SE-107 23 Stockholm. Tel: Int +46-8-506 485 000, Fax: Int +46-8-506 485 85, www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions, dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR3 billion.